January 13, 2010

Via EDGAR
---------

Christian Windsor
Special Counsel
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

                  Re:      Bridge Bancorp, Inc.
                           Form 10-K for Year Ended December 31, 2008
                           File No. 001-34096
                           -------------------------

Dear Mr. Windsor:

         I am responding to the letter from the Securities and Exchange Commission (the "SEC") addressed to Bridge Bancorp, Inc. (the "Company") dated December 29, 2009 relating to the above-referenced filing. The Company's responses are numbered to correspond with the numbers of the comments contained in the SEC letter. For your convenience, we have included a copy of the text of the staff's comment above each response by the Company.

Proxy Statement
---------------
Named Executive Officers, page 5
--------------------------------

1. You only provide compensation information for four persons. Item 402(a)(3)(iii) of Regulation S-K requires that disclosure be provided for your three most highly compensated executive officers, other than the principal executive officer and the principal financial officer, who were serving as executive officers at the end of the last completed fiscal year. An executive officer is any executive with policy making authority, whether or not an executive officer under your charter and bylaws. In future filings please ensure that you provide appropriate disclosure for all individuals for whom disclosure is required under
         Item 402 of Regulation S-K. Refer to Item 402(a)(3) of Regulation S-K, Instruction 1 to Item 402(a)(3) of Regulation S-K, and Exchange Act Rule 3b-7.

Response:       We did provide compensation information for all executive
--------
                officers of the Company other than the principal executive officer and the principal financial officer. We will continue to ensure that compensation information is provided for all individuals for whom disclosure is called for under Item

Christian Windsor
January 13, 2010
Page 2
                402(a)(3), and Instruction 1 to Item 402(a)(3), of Regulation S-K, and Exchange Act Rule 3b-7.

Short Term Incentive Compensation, page 15
------------------------------------------

2. You say that you are using targets to award compensation. In future filings please provide the actual targets and the company's performance and explain how those targets resulted in the incentive compensation awarded to the named executive officers. If did not disclose the performance targets because you believed that disclosure of the historical targets would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of regulation S-K, please provide a detailed supplemental analysis supporting your conclusion, or confirm that you will disclose the targets in future filings. If you choose to provide a competitive harm analysis, your analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation of 118.04.

Response: In future filings we will provide the actual targets and the company's
--------
         performance and explain how those targets resulted in the incentive compensation awarded to the named executive officers. Proposed disclosure is set forth below:

The Plan has four performance goals: core deposit growth, return on average equity, earnings per share growth and the efficiency ratio. For core deposit growth in 2008, the Board established goals of 8%, 10% and 12% for threshold, target and maximum, respectively. For the other three measures, the Board has chosen to benchmark the Plan to the peer group. For any given year, we look at the trailing twelve months of performance as of September 30. Based on those figures, we set our threshold, target and maximum performance levels as follows:

   o        Threshold Performance:                 100% of the Peer Median
   o        Target Performance:                    110% of the Peer Median
   o        Maximum Performance:                   125% of the Peer Median

Christian Windsor
January 13, 2010
Page 3

In order to earn a minimum payout, the Company's performance achievement must equal or exceed the threshold level. For 2008, the Company's performance achievement was as follows:

                          PEER Performance Achievement
                            Threshold Target Maximum

                                100% of   110% of   125% of       BDGE                       Actual
2008 Performance Measures       Median    Median    Median       Results         Weight    Achievement
------------------------------------------------------------------------------------------------------

ROAE                            8.6%       9.5%       10.8%      16.4%            35%           35%

EPS Growth                    -17.7%     -16.1%      -14.1%       2.9%            35%           35%

Efficiency Ratio               63.3%      57.6%       50.7%      57.5%            20%         10.1%

Core Deposit Growth               8%        10%         12%      15.2%            10%           10%
                                                                               ---------   ------------
% of maximum payout achieved                                                     100%         90.1%
                                                                               ---------   ------------

For 2008, the Company achieved 90.1% of the maximum incentive opportunity resulting in the following payout % for each NEO:


                              Payout Opportunity as a % of Base Salary                Actual Payout
NEO                        Threshold %         Target %              Maximum %       % of Base Salary
---                        -----------         --------          ---------------     ----------------

Kevin M. O'Connor              22.5%             45%                  90%                81.1%
Howard H. Nolan                17.5%             35%                  70%                63.1%
Kevin L. Santacroce            12.5%             25%                  50%                45.1%



September 30, 2009 Form 10-Q
----------------------------
Condensed Notes to the Consolidated Financial Statements
--------------------------------------------------------
Note 5. Securities, page 7
--------------------------

3. Please revise your future filings to separately disclose information related to your mortgage backed securities and your collateralized mortgage obligations. Alternatively, please tell us why you believe these securities have similar economic characteristics that warrant an aggregate disclosure. Please provide us with your proposed disclosures. Refer to ASC 320-10-50-1.

Christian Windsor
January 13, 2010
Page 4

Response: In future filings we will separately disclose information related to
--------
         mortgage backed securities and collateralized mortgage obligations. Proposed disclosure is set forth below:

The following table summarizes the amortized cost and fair value of the available for sale and held to maturity investment securities portfolio at September 30, 2009 and December 31, 2008 and the corresponding amounts of unrealized gains and losses therein:


                                                                          September 30, 2009
                                                -----------------------------------------------------------------------
(In thousands)
                                                                       Gross             Gross           Estimated
                                                   Amortized         Unrealized        Unrealized           Fair
                                                      Cost             Gains             Losses            Value
                                                -----------------------------------------------------------------------
Available for sale:
    U.S. Treasury securities                        $     10,000        $        -        $        -      $     10,000
    U.S. GSE securities                                   32,102               305                 -            32,407
    State and municipal obligations                       40,592             1,733                 -            42,325
    Mortgage-backed securities                           104,104             5,143              (20)           109,227
    Collateralized mortgage obligations                   94,594             2,755                 -            97,349
                                                ----------------------------------------------------------------------
        Total available for sale
                                                         281,392             9,936              (20)           291,308
                                                ----------------------------------------------------------------------

Held to maturity:
    State and municipal obligation                        48,051               425               (5)            48,471
    Mortgage-backed securities                                 -                 -                 -                 -
    Collateralized mortgage obligations                   14,483               648                 -            15,131
                                                ----------------------------------------------------------------------
        Total held to maturity
                                                          62,534             1,073               (5)            63,602
                                                ----------------------------------------------------------------------
Total securities                                    $    343,926      $     11,009      $       (25)      $    354,910
                                                ----------------- ----------------- ----------------- -----------------

                                                                          December 31, 2008
                                                -----------------------------------------------------------------------
(In thousands)
                                                                       Gross             Gross           Estimated
                                                   Amortized         Unrealized        Unrealized           Fair
                                                      Cost             Gains             Losses            Value
                                                -----------------------------------------------------------------------
Available for sale:
    U.S. Treasury securities                          $        -        $        -        $        -        $        -
    U.S. GSE securities                                   29,855               306              (27)            30,134
    State and municipal obligations                       47,848               840             (100)            48,588
    Mortgage-backed securities                           143,372             3,637              (54)           146,955
     Collateralized mortgage obligations                  83,953             1,094              (29)            85,018
                                                -----------------------------------------------------------------------
        Total available for sale                         305,028             5,877             (210)           310,695
                                                -----------------------------------------------------------------------

Held to maturity:

    State and municipal obligation                        24,153                68               (4)            24,217
    Mortgage-backed securities                                 -                 -                 -                 -
    Collateralized mortgage obligations                   19,291               382                 -            19,673
                                                -----------------------------------------------------------------------
        Total held to maturity
                                                          43,444               450               (4)            43,890
                                                -----------------------------------------------------------------------
Total securities                                    $    348,472       $     6,327      $      (214)      $    354,585
                                                -----------------------------------------------------------------------

Christian Windsor
January 13, 2010
Page 5

Securities with unrealized losses at September 30, 2009 and December 31, 2008, aggregated by category and length of time that individual securities have been in a continuous unrealized loss position, are as follows:



September 30, 2009                       Less than 12 months         Greater than 12 months               Total
                                       -------------------------    -------------------------    -------------------------
(In thousands)                                      Unrealized                   Unrealized                   Unrealized
                                       Fair Value     losses        Fair Value     losses        Fair Value     losses
                                       ------------ ------------    ------------ ------------    ------------ ------------
Available for sale:
    U.S. Treasury securities               $     -      $     -         $     -      $     -         $     -      $     -
    U.S. GSE securities                          -            -               -            -               -            -
    State and municipal obligations              -            -               -            -               -            -
    Mortgage-backed securities               3,580           20               -            -           3,580           20
    Collateralized mortgage
      obligations                                -            -               -            -               -            -
                                       ------------ ------------    ------------ ------------    ------------ ------------
 Total available for sale                 $  3,580      $    20         $     -      $     -        $  3,580      $    20
                                       ------------ ------------    ------------ ------------    ------------ ------------

Held to maturity:
    State and municipal obligations       $  8,745      $     5         $     -      $     -        $  8,745      $     5
    Mortgage-backed securities                   -            -               -            -               -            -
    Collateralized mortgage
      obligations                                -            -               -            -               -            -
                                       ------------ ------------    ------------ ------------ -- ------------ ------------
Total held to maturity                    $  8,745      $     5         $     -      $     -        $  8,745      $     5
                                       ------------ ------------    ------------ ------------    ------------ ------------


December 31, 2008                        Less than 12 months         Greater than 12 months               Total
                                       -------------------------    -------------------------    -------------------------
(In thousands)                                      Unrealized                   Unrealized                   Unrealized
                                       Fair Value     losses        Fair Value     losses        Fair Value     losses
                                       ------------ ------------    ------------ ------------    ------------ ------------
Available for sale:
    U.S. Treasury securities               $     -      $     -         $     -      $     -         $     -      $     -
    U.S. GSE securities                      4,319           27               -            -           4,319           27
    State and municipal obligations          2,160           51             701           49           2,861          100
    Mortgage-backed securities               6,924           35           1,529           19           8,453           54
    Collateralized mortgage
      obligations                           10,300           29               -            -          10,300           29
                                       ------------ ------------    ------------ ------------    ------------ ------------
 Total available for sale                $  23,703     $    142        $  2,230      $    68       $  25,933     $    210
                                       ------------ ------------    ------------ ------------    ------------ ------------

Held to maturity:
    State and municipal obligations       $  3,996      $     4         $     -      $     -        $  3,996      $     4
    Mortgage-backed securities                   -            -               -            -               -            -
    Collateralized mortgage
      obligations                                -            -               -            -               -            -
                                       ------------ ------------    ------------ ------------ -- ------------ ------------
Total held to maturity                    $  3,996      $     4         $     -      $     -        $  3,996      $     4
                                       ------------ ------------    ------------ ------------    ------------ ------------

Christian Windsor
January 13, 2010
Page 6

In addition to the above, we also will provide the following additional disclosure in Note 6, Estimated Fair Value of Financial Instruments, to the Condensed Notes to the Consolidated Financial Statements.

Assets and Liabilities Measured on a Recurring Basis:

                                                                             Fair Value Measurements at
                                                                             September 30, 2009 Using:
                                                            -------------------------------------------------------------
                                                                                        Significant
                                                               Quoted Prices In            Other           Significant
                                                              Active Markets for         Observable        Unobservable
                                              Carrying         Identical Assets            Inputs             Inputs
(In thousands)                                  Value              (Level 1)             (Level 2)          (Level 3)
                                             ------------   ------------------------   ---------------    ---------------

Financial Assets:
Available for sale securities
    U.S. Treasury securities                   $  10,000             $       10,000

    U.S. GSE securities                           32,407                                   $   32,407

    State and municipal obligations               42,325                                       42,325

    Mortgage-backed securities                   109,228                                      109,228

    Collateralized mortgage obligations           97,348                                       97,348
                                             ------------   ------------------------   ---------------
        Total available for sale               $ 291,308             $       10,000        $  281,308
                                             ============   ========================   ===============


                                                                             Fair Value Measurements at
                                                                              December 31, 2008 Using:
                                                            -------------------------------------------------------------
                                                                                        Significant
                                                               Quoted Prices In            Other           Significant
                                                              Active Markets for         Observable        Unobservable
                                              Carrying         Identical Assets            Inputs             Inputs
(In thousands)                                  Value              (Level 1)             (Level 2)          (Level 3)
                                             ------------   ------------------------   ---------------    ---------------

Financial Assets:
Available for sale securities
    U.S. Treasury securities                   $       -                                   $        -

    U.S. GSE securities                           30,134                                       30,134

    State and municipal obligations               48,588                                       48,588

    Mortgage-backed securities                   146,955                                      146,955

    Collateralized mortgage obligations           85,018                                       85,018
                                             ------------                              ---------------
        Total available for sale               $ 310,695                                   $  310,695
                                             ============                              ===============

Christian Windsor
January 13, 2010
Page 7

Management's Discussion and Analysis of Financial Condition and Results of
--------------------------------------------------------------------------
Operations Provision and Allowance for Loan Losses, page 23
-----------------------------------------------------------

4. Given the material increases in both impaired loans and the provision and allowance for loan losses, please revise your disclosures in all future filings, including interim filings, to provide an analysis of the allowance for loan losses and an allocation of the allowance for loan losses by loan type. Refer to Item IV of Industry Guide 3.

Response: In future filings we will provide an analysis of the allowance for
--------
         loan losses and an allocation of the allowance for loan losses by loan type. Proposed disclosure is set forth below:

The following table sets forth changes in the allowance for loan losses.


                                                                                              For the Year
                                                                                                     Ended
                                                            For the Nine Months Ended         December 31,
                                                                   September 30, 2009                 2008
--------------------------------------------------------------------------------------    -----------------
(In thousands)

Allowance for loan losses
  balance at beginning of period                                   $            3,953     $          2,954

Charge-offs:

Commercial real estate mortgage loans                                             100                    -
Residential real estate mortgage loans                                            529                  480
Commercial, financial & agricultural loans                                        584                  534
Installment/consumer loans                                                        214                   56
Real estate-construction loans                                                    262                    -
                                                           ---------------------------    -----------------
   Total
                                                                                1,689                1,070

Recoveries:

Commercial real estate mortgage loans                                               -                    -
Residential real estate mortgage loans                                              -                    -
Commercial, financial & agricultural loans                                         20                   53
Installment/consumer loans                                                          1                   16
Real estate-construction loans                                                      -                    -
                                                           ---------------------------    -----------------
   Total
                                                                                   21                   69


Net charge-offs                                                                (1,668)              (1,001)
Provision for loan losses
   charged to operations                                                        3,200                2,000
                                                           ---------------------------    -----------------
Balance at end of period                                            $           5,485     $          3,953
                                                           ===========================    =================

Ratio of net charge-offs during
   period to average loans outstanding                                        (0.38%)              (0.25%)
                                                           ===========================    =================

Christian Windsor
January 13, 2010
Page 8

The following table sets forth the allocation of the total allowance for loan losses by loan type.


                                                     September 30,                 December 31,
                                                              2009                         2008
                                                     --------------               --------------
(Dollars in thousands)                                  Percentage                   Percentage
                                                          of Loans                     of Loans
                                                          to Total                     to Total
                                             Amount          Loans        Amount          Loans
                                          -------------------------    -------------------------
Commercial real estate mortgage loans        $3,179          49.9%        $1,857          46.4%

Residential real estate mortgage loans        1,320          31.3          1,152          32.4

Commercial, financial & agricultural
loans                                           842          14.2            617          14.8

Installment/consumer loans                      107           2.5             61           2.6

Real estate construction loans                   37           2.1            266           3.8
                                          -------------------------    -------------------------
   Total                                     $5,485         100.0%        $3,953         100.0%
                                          ---------- --------------    ---------- --------------


5. Please revise your future annual and interim filings to provide a quantified breakdown of your impaired and restructured loans by loan category.

Response: In future filings we will provide a quantified breakdown of our
--------
         impaired and restructured loans by loan category. Proposed disclosure is set forth below:

The following table sets forth impaired loans by loan type.


                                          September 30,     December 31,
                                              2009              2008
                                          --------------    --------------
(Dollars in thousands)

Nonaccrual Loans:

Commercial real estate mortgage loans    $          323      $          -
Residential real estate mortgage loans            5,522               426
Commercial, financial & agricultural
loans                                               107             2,636
Installment/consumer loans                            -                 6
Real estate construction loans                        -                 -
                                          --------------    --------------

   Total                                          5,952             3,068
                                          --------------    --------------

Christian Windsor
January 13, 2010
Page 9

Restructured Loans:

Commercial real estate mortgage loans            3,229             3,229

Residential real estate mortgage loans               -                 -

Commercial, financial & agricultural
loans                                                -                 -

Installment/consumer loans                           -                 -

Real estate construction loans                       -                 -
                                          --------------    --------------

   Total                                         3,229             3,229
                                          --------------    --------------

   Total Impaired Loans                  $       9,181     $       6,297
                                          ==============    ==============


6. Please revise your disclosure in future filings to specifically discuss deteriorating credit trends within your Commercial Real Estate loan portfolio and how you consider these trends when determining the appropriate level of allowance for loan losses. Discuss the overall level of collateralization within this portfolio. Please update this disclosure in your future filings as necessary, including interim filings.

Response: In future filings we will discuss deteriorating credit trends within
--------
         the Commercial Real Estate loan portfolio and how these trends are considered when determining the appropriate level of allowance for loan losses. We will discuss the overall level of collateralization within the Commercial Real Estate portfolio. Proposed disclosure is set forth below:

Loans of approximately $28.5 million or 6.5% of total loans at September 30, 2009 were classified as potential problem loans compared to $15.3 million or 3.4% at June 30, 2009, $9.8 million or 2.3% at December 31, 2008 and $11.1 million or 2.7% at September 30, 2008. The majority of these loans are commercial real estate ("CRE") loans which are current and well secured. These loans are classified as potential problem loans as management has information that indicates the borrower may not be able to comply with the present repayment terms. These loans are subject to increased management attention and their classification is reviewed on at least a quarterly basis. Due to the structure and nature of the credits, we do not expect to sustain a loss on these relationships.

CRE loans represented $219.1 million or 49.9% of the total loan portfolio at September 30, 2009 compared to $217.8 million or 48.8% at June 30, 2009, $199.2 million or 46.3% at December 31, 2008 and $191.2 million or 46.3% at September 30, 2008. The Bank's underwriting standards for CRE loans requires an evaluation of the cash flow of the property, the overall cash flow of the borrower and related guarantors as well as the value of the real estate securing the loan. In addition, the Bank's underwriting standards for CRE loans are consistent with regulatory requirements with loan to value ratios less than or equal to 75%. The Bank considers delinquency trends, cash flow analysis, and the impact of the

Christian Windsor
January 13, 2010
Page 10

local economy on commercial real estate values when evaluating the appropriate level of the allowance for loan losses.



                                     * * * *

         The Company acknowledges that:

         (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

         (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         We trust that the above information is responsive to the staff's comments. Please direct any additional comments or questions to the undersigned.

                                   Sincerely,

                                   /s/ Howard H. Nolan

                                   Howard H. Nolan
                                   Senior Executive Vice President and Chief
                                   Financial Officer


cc:      John J. Gorman, Esq.